# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corporation, CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 Turtle Creek Boulevard, Suite 2100, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 05/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769628

## Reporting persons
- CoreWeave, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 13,062,521; shared voting power 0; sole dispositive power 13,062,521; shared dispositive power 0; aggregate amount beneficially owned 13,062,521 (5.5% of the class)
  Comment: The securities reported in Rows 5, 7, and 9 consist of 13,062,521 shares of the Common Stock of Applied Digital Corporation (the "Issuer") issuable upon the exercise of vested warrants (the "Initial Warrant") to purchase shares of Common Stock of the Issuer, which Initial Warrant is directly beneficially owned by CoreWeave, Inc. (the "Reporting Person"). The Initial Warrant was issued to the Reporting Person on May 28, 2025, in connection with commercial data center lease agreements entered into by and between the Reporting Person and certain subsidiaries of the Issuer.
  
  The percentage in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act of 1934, as amended, and based on an aggregate total of 224,717,713 shares of the Issuer's Common Stock outstanding as of April 11, 2025, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended February 28, 2025, filed with the Securities and Exchange Commission on April 14, 2025, with the shares underlying the Initial Warrant deemed outstanding for purposes of such calculation.

## Item 1. Issuer
Name of issuer: Applied Digital Corporation
Address of issuer's principal executive offices: 3811 Turtle Creek Boulevard, Suite 2100, Dallas, TX, 75219.

## Item 2. Person Filing
Name of person filing: CoreWeave, Inc., a Delaware corporation (the "Reporting Person")
Address of principal business office or, if none, residence:
290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: The Reporting Person is incorporated in the State of Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this initial statement on Schedule 13G (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of May 28, 2025 (the "Event Date"), the date as of which the Reporting Person became obligated to file this Statement, the Reporting Person may be deemed to beneficially own an aggregate 13,062,521 shares of the Issuer's Common Stock, all of which are shares issuable upon the exercise of vested warrants to purchase the Issuer's Common Stock. The Reporting Person is the direct beneficial owner of all of the securities described in the preceding sentence.

Beneficial ownership of all the securities identified in the preceding paragraph of this Item 4(a) was acquired by the Reporting Person on the Event Date, in connection with commercial data center leases (the "Lease Agreements") entered into by and between the Reporting Person and certain subsidiaries of the Issuer. In connection with the Reporting Person's entry into the Lease Agreements, the Issuer issued a warrant (the "Initial Warrant") to the Reporting Person, to acquire up to 13,062,521 shares of the Issuer's Common Stock at an exercise price of $7.19 per share, subject to adjustment in accordance with the terms and conditions set forth in the Initial Warrant. The Issuer further agreed to file a resale registration statement with the U.S. Securities and Exchange Commission (the "SEC") to register the resale of the shares issuable upon exercise of the Initial Warrant pursuant to a Registration Rights Agreement, which was also entered into as of the Event Date by and between the Issuer and Reporting Person (the "Registration Rights Agreement"). The Initial Warrant and the Registration Rights Agreement were executed pursuant to a Letter Agreement, dated as of the Event Date, by and between the Issuer and Reporting Person (the "Letter Agreement"). Pursuant to the Letter Agreement, additional warrants ("Additional Warrants") may be issued to the Reporting Person from time to time if the Reporting Person or any of its affiliates enters into any datacenter lease, master services agreement, license agreement or other agreement or an expansion thereof which increases the Reporting Person's total contracted-for capacity for critical IT load/compute power across data centers owned or controlled by the Reporting Person, any controlled affiliate of the Reporting Person and certain Reporting Person joint ventures. Under the terms of the Letter Agreement, any Additional Warrants, if any, are to be issued on substantially the same terms as the Initial Warrant, but subject to an exercise price, and exercisable for a number of additional shares, to be calculated concurrent with the issuance thereof.

Additionally, the Initial Warrant and any Additional Warrants are subject to a beneficial ownership limitation, whereby the Initial Warrant and any Additional Warrants may not be exercisable to the extent such exercise would result in the aggregate number of shares beneficially owned by the Reporting Person and its Section 13(d) affiliate "group" (as such term is used in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") exceeding certain limitations under Nasdaq Listing Rules.

The foregoing description of the Lease Agreements, the Initial Warrant, the Registration Rights Agreement, the Letter Agreement, and any Additional Warrants, are not complete and are qualified in their entirety by reference to the full text of the Lease Agreements, the form of Warrant, the Registration Rights Agreement, and the Letter Agreement, which were filed by the Issuer with the SEC on June 2, 2025, as Exhibits 10.1, 10.2, 4.1, 10.3, and 10.4 to the Issuer's Current Report filed on Form 8-K (File No. 001-31968).
Percent of class:
As of the Event Date, the Reporting Person was deemed to directly beneficially own an aggregate 5.5% of the Issuer's outstanding Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 224,717,713 shares of the Issuer's Common Stock outstanding as of April 11, 2025, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended February 28, 2025, filed with the SEC on April 14, 2025, with the shares underlying the Initial Warrant deemed outstanding for purposes of such calculation.
Sole power to vote or to direct the vote: 13,062,521
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,062,521
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CoreWeave, Inc.: /s/ Kristen McVeety, Kristen McVeety/General Counsel and Secretary (06/04/2025)